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                                             FILING PURSUANT TO RULE 425 OF THE
                                             SECURITIES ACT OF 1933, AS AMENDED

                                             FILER: NORTHROP GRUMMAN CORPORATION

                                             SUBJECT COMPANY: TRW NC. NO. 1-2384
                                             FILING: REGISTRATION STATEMENT ON
                                                     FORM S-4 (REGISTRATION NO.
                                                     333-83672)
NEWS
NORTHROP GRUMMAN
                                                    Northrop Grumman Corporation
                                                    Public Information
                                                    1840 Century Park East
                                                    Los Angeles, California
                                                    90067-2199
                                                    Telephone 310-553-62
                                                    Fax 310-556-4561

                                     Contact: Frank Moore (Media) (310) 201-3335
                                          Gaston Kent (Investors) (310) 201-3423

For Immediate Release

NORTHROP GRUMMAN REMAINS FULLY COMMITTED
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TO ITS EXCHANGE OFFER FOR TRW
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Northrop Grumman Encourages TRW's Board To Act in the Best Interests of TRW
Shareholders

     LOS ANGELES -- March 13, 2002 -- Northrop Grumman Corporation (NYSE: NOC) issued the following statement in response to TRW's (NYSE: TRW) announcement earlier today:

     "Northrop Grumman remains fully committed to its previously announced exchange offer to acquire TRW. If TRW's board and management want to maximize shareholder value, as they stated in today's release, then we would encourage them to sit down with us immediately to begin the process of negotiating a transaction that is in the best interests of the shareholders of both our companies," said Kent Kresa, chairman and chief executive officer. "While we continue to believe that our offer represents full and fair value based on analysis of the available public data, TRW continues to hold us at arm's length and deny us access to information that could support its claim that an offer of greater value is warranted.

     "Furthermore, we believe that TRW and its shareholders should recognize that our offer has a higher degree of certainty, can be rapidly completed and poses far less risk than any of the alternatives suggested in its announcement today. TRW promises to explore a variety of contingent actions, which may lead to the separation of its

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NORTHROP GRUMMAN REMAINS FULLY COMMITTED
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TO ITS EXCHANGE OFFER FOR TRW
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automotive and aerospace businesses while arguing that its shareholders should hold out hope that these potential actions can deliver value. In contrast, Northrop's proposal represents a single, coherent, well-defined transaction that will provide excellent value immediately while also providing TRW shareholders the opportunity to participate in the exciting future growth potential of Northrop Grumman.

     "As to any conditions attached to our offer, it should be clear that only TRW's board has the ability to create near-term value by removing the principal conditions through immediately entering into good faith negotiations and allowing Northrop Grumman to conduct its due diligence. Not doing so only serves to hinder the realization of value for TRW shareholders.

     "A Northrop Grumman/TRW combination makes eminent strategic sense and will bring together our two companies' complementary defense capabilities," said Kresa. "Over the years, we are very proud of the fact that we have built a major tier-one defense company. This has been accomplished by first identifying and then successfully integrating new businesses into the Northrop Grumman family. We have also consistently delivered shareholder value not only to our shareholders but to the shareholders of these acquired companies," concluded Kresa.

Background of Offer
-------------------

     On Feb. 22, 2002, Northrop Grumman announced a proposal to combine with TRW in a transaction that would deliver $47 in value of Northrop Grumman common stock for each share of TRW. Promptly following the close of the transaction, Northrop Grumman would expect to separate TRW's automotive business. On March 3, 2002, Northrop Grumman announced that it was commencing an exchange offer for all outstanding shares of common stock and preference stock of TRW Inc., in order to take

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NORTHROP GRUMMAN REMAINS FULLY COMMITTED
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TO ITS EXCHANGE OFFER FOR TRW
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its offer directly to TRW shareholders, and that it was filing a lawsuit in Ohio challenging elements of the state's anti-takeover laws.

     TRW, which provides advanced-technology products and services for the aerospace, information systems and automotive markets worldwide, reported year-end 2001 sales of $16.4 billion.

     Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

Note: Certain statements and assumptions in this release contain or are based on "forward-looking" information and involve risks and uncertainties. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the company's control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the company's ability to successfully integrate the operations of TRW, achieve a successful transaction or other resolution with respect to the TRW automotive sector, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments. The company's operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, the company's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support and information technology; as well as other economic, political and technological risks and uncertainties and other risk factors set out in the company's filings from time to time with the Securities and Exchange Commission, including, without limitation, the company's reports on Form 10-K and Form 10-Q.

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NORTHROP GRUMMAN REMAINS FULLY COMMITTED
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TO ITS EXCHANGE OFFER FOR TRW
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THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER
TO SELL SHARES OF TRW INC. THE EXCHANGE OFFER DOCUMENTS (INCLUDING THE PROSPECTUS, THE RELATED LETTERS OF TRANSMITTAL AND OTHER EXCHANGE OFFER DOCUMENTS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AS WELL AS ANY RELATED PROXY MATERIALS FILED BY NORTHROP GRUMMAN WITH THE SEC CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE EXCHANGE OFFER OR THE VOTING OF TRW SHARES. THESE EXCHANGE OFFER DOCUMENTS AND ANY RELATED PROXY MATERIALS WILL BE MADE AVAILABLE AT NO CHARGE TO ALL TRW STOCKHOLDERS. THESE EXCHANGE OFFER DOCUMENTS AND ANY RELATED PROXY MATERIALS ALSO WILL BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

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